                                                                    EXHIBIT 12.2


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Quarter ended                Six months ended
                                                                               June 30,                      June 30,
(dollar amounts in millions)                                             2000            1999           2000           1999
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and impact of accounting change               $390            $371 (a)     $  788         $  734 (b)
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, trust-
  preferred securities expense and amortization of debt issuance costs    142             145            290            300
-----------------------------------------------------------------------------------------------------------------------------------
       Total earnings (as defined), excluding interest on deposits        532             516          1,078          1,034
Interest on deposits                                                      244             207            477            428
-----------------------------------------------------------------------------------------------------------------------------------
       Total earnings (as defined)                                       $776            $723         $1,555         $1,462
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of earnings (as defined) to fixed charges:
  Excluding interest on deposits                                         3.75            3.56 (a)       3.72           3.45 (b)
  Including interest on deposits                                         2.01            2.05 (a)       2.03           2.01 (b)
-----------------------------------------------------------------------------------------------------------------------------------

(a) The ratio of earnings (as defined) to fixed charges for the quarter ended June 30, 1999, exclude from earnings (as defined) a $59 million pre-tax net gain from divestitures and $56 million pre-tax of nonrecurring expenses. Had these computations included the net gain from divestitures and nonrecurring expenses, the ratio of earnings (as defined) to fixed charges would have been 3.57 excluding interest on deposits and 2.06 including interest on deposits.

(b) The ratio of earnings (as defined) to fixed charges for the six months ended June 30, 1999, exclude from earnings (as defined) a $142 million pre-tax net gain from divestitures and $56 million pre-tax of nonrecurring expenses. Had these computations included the net gain from divestitures and nonrecurring expenses, the ratio of earnings (as defined) to fixed charges would have been 3.73 excluding interest on deposits and 2.13 including interest on deposits.